RECEIVED
2004 JUL 21 P 3:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LEGACY HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

July 20, 2004

04035706

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

SUPPL

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of July 20, 2004

- **Legacy Hotels Real Estate Investment Trust Reports Second Quarter 2004 Results**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 7/26

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: [signature]
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REPORTS SECOND QUARTER 2004 RESULTS
- RevPAR growth of 16% leads to 50% increase in hotel EBITDA -

TORONTO, July 20, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced its unaudited financial results for the three months and six months ended June 30, 2004. All amounts are in Canadian dollars unless otherwise indicated.

"Performance continues to improve through most of our portfolio with revenue per available room ("RevPAR") up 16.3% in the second quarter. Occupancies in virtually all of our hotels increased considerably and have largely returned to 2002 levels," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "Given our higher level of operating leverage, the recovery in travel demand resulted in significantly improved profitability throughout the portfolio with hotel EBITDA up 50% and distributable income[2] per unit improving 150%."

Three Months Ended June 30, 2004

Second quarter revenues increased $41.8 million or 25.2% to $207.6 million. Revenues at our Canadian portfolio increased in virtually all markets led by a strong recovery in Toronto. Revenues at our three Toronto hotels were up almost 65% driven by gains in both occupancy and average daily rate ("ADR"). Fairmont The Queen Elizabeth showed meaningful revenue growth, up almost 20% in the second quarter, following the completion of its major renovation project in the second quarter of 2003. The British Columbia region continues to be a source of strength with each of our three hotels benefiting from strong demand growth. Revenues at Fairmont Le Château Frontenac exceeded 2003 levels, however the market continues to experience lower U.S. and international travel demand.

The U.S. lodging industry is experiencing strong growth led by buoyant travel demand. Revenues at our Washington, D.C. property were up over 15% during the quarter driven by strong occupancy and rate growth. Acquired in August 2003, The Fairmont Olympic Hotel, Seattle contributed approximately $13 million in revenues during the quarter. Having been rebranded less than one year ago, we expect performance at this property to improve considerably going forward as we have experienced with our Washington hotel.

The high operating leverage within the portfolio resulted in hotel EBITDA[1] increasing 50.1% to $51.2 million in the second quarter. Hotel EBITDA margin, defined as hotel EBITDA as a percentage of revenues, improved to 24.7% compared with 20.6% in the second quarter of 2003. Improved occupancy and ADR as well as diligent adherence to cost control measures contributed to the improvement.

Second quarter net income increased $7.3 million to $12.0 million or $0.08 per unit compared to net income of $4.7 million or $0.01 per unit in 2003. Net income was impacted by a $7.6 million, or $0.07 per unit, increase in amortization, primarily due to a change in accounting policy [See Trust Developments]. Increased amortization and interest expenses related to the acquisition of The Fairmont Olympic Hotel, Seattle also impacted net income. Distributable income per unit for the second quarter improved to $0.20 per unit compared to $0.08 per unit in the prior period.

RevPAR for the portfolio increased 16.3% to $129.16 for the second quarter as a result of improvements in occupancy and ADR of 8.5 points and 2.7%, respectively.

At the Fairmont managed properties, RevPAR increased 18.8% to $146.95 as a result of a 9.6 point improvement in occupancy and a 3.3% increase in ADR. Strong performance was experienced through the majority of the portfolio led by RevPAR growth of almost 90% at The Fairmont Royal York. Fairmont The Queen Elizabeth improved RevPAR by approximately 20% as a result of travel demand recovery within the market combined with the completion of the hotel's renovation program. Strong performance at each of our hotels in British Columbia contributed to a 16% RevPAR improvement for the region.

At the Delta managed properties, RevPAR increased 9.3% to $94.38 due to a 6.4 point occupancy improvement. Our Delta portfolio was not as impacted as our Fairmont portfolio in 2003 since Delta generates a greater component of revenues from domestic travellers.

Six Months Ended June 30, 2004

For the six months ended June 30, 2004, revenues increased 20.9% or $61.8 million to $357.8 million. A strong recovery in demand occurred in the second quarter, particularly in Toronto, which contributed the majority of the performance improvement. Together, revenues at our three properties in Toronto were up over 30% in 2004. Year-to-date, our Canadian revenues are up 13% and are in-line with levels achieved in 2002. The addition of the Seattle property also contributed approximately $24 million during the six months ended June 30, 2004.

Hotel EBITDA improved 57.3% or $22.7 million to $62.3 million as a result of strong revenue growth and margin improvement.

For the first half of the year, Legacy's net loss was affected by a $15.4 million increase in amortization, primarily due to a change in accounting policy [See Trust Developments]. Despite the increase in this non-cash expense, net loss for the period improved $2.3 million to $14.4 million or $0.20 diluted net loss per unit compared to a net loss of $16.7 million or $0.22 diluted net loss per unit in 2003. Net loss was also impacted by increased amortization and interest expenses related to the recent hotel acquisition in Seattle. Distributable income per unit for the period improved to $0.04 per unit compared to a distributable loss of $0.09 per unit in the prior period.

For the six months ended June 30, 2004, RevPAR for the portfolio increased 10.1% to $108.76 led by increases in occupancy and ADR of 5.7 points and 0.7%, respectively.

At the Fairmont managed properties, RevPAR increased 12.7% to $122.45 as a result of a 7.2 point improvement in occupancy and a 0.6% increase in ADR. RevPAR rose in almost all markets, led by an approximate 40% improvement at The Fairmont Royal York. At the Delta managed properties, RevPAR increased 3.3% to $82.01 due to occupancy improving 2.8 points and a 1.1% decline in ADR.

Trust Developments

Effective January 1, 2004, Legacy adopted the straight-line method of amortization for hotel buildings in accordance with new accounting standards issued by the Canadian Institute of Chartered Accountants. This change in accounting policy has been applied prospectively. While significantly affecting net income, this change does not affect distributable income and therefore will not impact future distributions to unitholders.

Capital expenditures during the quarter totalled $5.2 million. Based on our current view on capital requirements for the year, we anticipate investing approximately $40 million in our properties in 2004 compared to our previous estimate of approximately $45 million.

Outlook

"The continuing recovery in the Canadian lodging industry, coupled with ongoing margin improvement will result in strong cash flow growth in 2004 as compared to the prior year," said Mr. Labatte.

"Group bookings for the balance of this year remain in-line with expectations. We expect continued strength in business travel, both group and individual, with overall performance exceeding 2002 levels. While booking patterns remain short, current indications are that U.S. travel into Canada will be lower than anticipated during the summer months. A strong international tour base and domestic demand are expected to absorb some of the shortfall," continued Mr. Labatte. "Overall, we anticipate that both occupancies and rates in 2004 will approximate levels realized in 2002."

"After a challenging year in 2003, we remain focused on maximizing performance throughout our portfolio. We believe our portfolio is ideally positioned to take advantage of the recovery in lodging demand and the growing Canadian economy," commented Mr. Labatte.

Legacy has published a Supplemental Information Package for the three months and six months ended June 30, 2004, which provides a summary of corporate data, financial highlights and portfolio data. Investors are encouraged to access the Supplemental Information Package on Legacy's website at www.legacyhotels.ca, located on the Investor Information page in the "Reporting – Quarterly Reports" section. The Supplemental Information Package will also be provided upon request. Requests may be made by e-mail to investor@legacyhotels.ca or by phoning 1-866-627-0641.

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

Legacy will host a conference call today at 1:30 p.m. Eastern Time to discuss these results. Please dial 416-405-9328 or 1-800-387-6216 to access the call. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on July 20, 2004 through to July 27, 2004. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3068994.

A live audio webcast of the conference call will be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on the website until the following earnings conference call.

This press release contains certain forward-looking statements relating, but not limited to, Legacy's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to economic, competitive and lodging industry conditions. Legacy disclaims any responsibility to update any such forward-looking statements.

	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Revenue per available room	$ 129.16	$ 111.06	$ 108.76	$ 98.77
Average daily rate	$ 178.07	$ 173.46	$ 164.90	$ 163.82
Occupancy	72.5%	64.0%	66.0%	60.3%
RevPAR – Fairmont Regional				
British Columbia	$ 158.93	$ 136.64	$ 123.06	$ 104.75
Alberta, Saskatchewan and Manitoba	119.08	108.64	105.37	98.26
Ontario and Quebec	139.19	106.95	116.04	98.19
United States	197.64	189.48	171.93	172.49
Total	$ 146.95	$ 123.69	$ 122.45	$ 108.68
RevPAR – Delta Regional				
Alberta, Saskatchewan and Manitoba	$ 82.76	$ 78.49	$ 77.39	$ 74.94
Ontario and Quebec	99.05	87.72	85.99	83.87
Atlantic Canada	97.01	91.20	79.48	75.89
Total	$ 94.38	$ 86.37	$ 82.01	$ 79.39

Comparable hotels are considered to be properties owned by Legacy for at least the entire current and prior periods. Given the strategic importance of the acquisition of The Fairmont Olympic Hotel, Seattle, it has been included in Legacy's operating statistics on a proforma basis as if owned since January 1, 2003. As a result, all properties have been included in the calculation of operating statistics. Management considers RevPAR, ADR and occupancy to be meaningful indicators of hotel operations, however, readers are cautioned that they are not defined measures of operating performance under generally accepted accounting principles ("GAAP"). Legacy's calculation of RevPAR, ADR and occupancy may be different than those used by other lodging entities.

1. Hotel EBITDA is a non-GAAP financial measure and does not have a standardized meaning prescribed by GAAP. It is unlikely to be comparable to similar measures presented by other entities. Hotel EBITDA is defined as income before interest, taxes, amortization, advisory fees and other income and expenses and is presented on the unaudited statements of operations as 'Operating income from hotel operations'. Management considers hotel EBITDA to be a meaningful indicator of hotel operating performance.

   Reconciliation of hotel EBITDA to net income (loss):

	Three months ended June 30		Six months ended June 30	
In millions of dollars	2004	2003	2004	2003
Hotel EBITDA	$ 51.2	$ 34.1	$ 62.3	$ 39.6
Deduct (add):				
Amortization of property and equipment	18.7	11.1	37.6	22.2
Advisory fees	2.1	1.9	4.2	4.0
Other expenses	1.5	1.1	2.2	1.6
Interest expense, net	17.6	14.6	34.8	28.3
Income tax expense (recovery), net	(0.7)	0.7	(2.1)	0.2
Net income (loss)	$ 12.0	$ 4.7	$ (14.4)	$ (16.7)

2. Distributable income (loss) is a non-GAAP financial measure and does not have a standardized meaning prescribed by GAAP. It is unlikely to be comparable to similar measures presented by other entities. Distributable income (loss) is calculated as net income (loss) before amortization, income taxes and special charges less the capital replacement reserve. This amount, determined in accordance with the Declaration of Trust, is intended to approximate Legacy's taxable income and forms the basis of distributions to unitholders. Special charges and the capital replacement reserve are determined at the discretion of the Board of Trustees.

Distributable income (loss) reflects net loss adjusted for the following items:

In millions of dollars	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
Net income (loss)	$ 12.0	$ 4.7	$ (14.4)	$ (16.7)
Add (deduct):				
Amortization of property and equipment	18.7	11.1	37.6	22.2
Income tax expense (recovery), net	(0.7)	0.7	(2.1)	0.2
Cash receipt on management contracts	2.6	1.9	5.1	4.1
Distributions on convertible debentures	(2.9)	(2.9)	(5.8)	(5.8)
Capital replacement reserve	(9.2)	(7.4)	(15.8)	(13.1)
Distributable income (loss)	$ 20.5	$ 8.1	$ 4.6	$ (9.1)

- Amortization of property and equipment is replaced with the capital replacement reserve, which is prescribed under our various management agreements with Fairmont and Delta.
- The cash receipt on management contracts are taxable and are therefore included in the calculation of distributable income (loss). For accounting purposes, these amounts are deferred and amortized over the life of the respective management contracts.
- Distributions on convertible debentures are deductible for tax purposes and are therefore deducted from distributable income (loss).

-30-

Contacts: Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

Legacy Hotels Real Estate Investment Trust
Consolidated Balance Sheets
(Stated in thousands of Canadian dollars)

	June 30, 2004 (Unaudited)	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 25,291	$ 19,335
Accounts receivable	60,041	46,630
Inventory	7,816	7,927
Prepaid expenses	22,704	6,837
	115,852	80,729
Property and equipment	1,835,502	1,850,127
Goodwill	35,425	35,425
Other assets (note 3)	34,021	22,068
Future income taxes	9,449	6,340
	$ 2,030,249	$ 1,994,689
LIABILITIES		
Current liabilities		
Bank loans	$ 59,844	$ 59,873
Accounts payable and accrued liabilities	84,603	64,820
Accrued distributions and dividends	10,887	2,946
Current portion of long-term debt	41,985	13,368
Other	132	11,488
	197,451	152,495
Long-term debt	826,306	815,794
Other liabilities	27,555	26,658
Future income taxes	35,366	35,330
	1,086,678	1,030,277
Unitholders' interest		
Units (note 4)	795,682	795,682
Contributed surplus (note 2)	330	49
Exchangeable shares	126,420	126,420
Convertible debentures	147,956	147,281
Foreign currency translation adjustments	(20,388)	(27,696)
Deficit (note 2)	(106,429)	(77,324)
	943,571	964,412
	$ 2,030,249	$ 1,994,689

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Operations
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Revenues				
Room	$ 126,184	$ 100,645	$ 212,523	$ 177,826
Food and beverage	69,328	56,626	122,949	101,419
Other	12,128	8,563	22,320	16,798
	207,640	165,834	357,792	296,043
Operating expenses	134,292	112,885	253,857	219,814
Gross operating profit	73,348	52,949	103,935	76,229
Hotel management fees	6,606	5,398	10,996	9,477
Property taxes, rent and insurance	15,560	13,439	30,676	27,134
Operating income from hotel operations	51,182	34,112	62,263	39,618
Other expenses				
Amortization of property and equipment	18,667	11,073	37,607	22,230
Advisory fees	2,128	1,963	4,184	3,979
Other	1,486	1,106	2,242	1,599
	22,281	14,142	44,033	27,808
Income before interest expense and income tax expense	28,901	19,970	18,230	11,810
Interest expense, net	17,596	14,562	34,772	28,302
Income (loss) before income tax expense	11,305	5,408	(16,542)	(16,492)
Income tax expense (recovery)				
Current	155	584	305	734
Future	(822)	140	(2,445)	(522)
	(667)	724	(2,140)	212
Income (loss) for the period	$ 11,972	$ 4,684	$ (14,402)	$ (16,704)
Basic and diluted income (loss) per unit	$ 0.08	$ 0.01	$ (0.20)	$ (0.22)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Deficit
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Deficit - beginning of period, as previously reported	**$ (107,215)**	$ (80,553)	**$ (77,324)**	$ (37,502)
Change in accounting policy for unit-based compensation (note 2)	**-**	-	**(281)**	-
Deficit - beginning of period, as restated	**(107,215)**	(80,553)	**(77,605)**	(37,502)
Net income (loss) for the period	**11,972**	4,684	**(14,402)**	(16,704)
Distributions in the period	**(7,149)**	-	**(7,149)**	(16,533)
Dividends on exchangeable shares	**(840)**	-	**(840)**	(1,942)
Part VI.1 tax on exchangeable share dividends	**(336)**	-	**(336)**	(777)
Part VI.1 tax deduction	**343**	-	**343**	793
Accretion of convertible debenture issuance costs	**(337)**	(337)	**(675)**	(675)
Distributions on convertible debentures	**(2,867)**	(2,899)	**(5,765)**	(5,765)
Deficit - end of period	**$ (106,429)**	$ (79,105)	**$ (106,429)**	$ (79,105)

Legacy Hotels Real Estate Investment Trust
Consolidated Statements of Cash Flows
(Stated in thousands of Canadian dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income (loss) for the period	**$ 11,972**	$ 4,684	**$ (14,402)**	$ (16,704)
Items not affecting cash				
Amortization of property and equipment	**18,667**	11,073	**37,607**	22,230
Part VI.1 tax	**(336)**	-	**(336)**	(777)
Future income taxes	**(822)**	140	**(2,445)**	(522)
Other	**1,075**	199	**2,147**	748
Changes in non-cash working capital (note 6)	**(13,076)**	(13,799)	**(5,392)**	(14,140)
	17,480	2,297	**17,179**	(9,165)
INVESTING ACTIVITIES				
Additions to property and equipment	**(5,177)**	(16,964)	**(10,092)**	(32,360)
Proceeds from sale of capital assets	**2**	12	**19**	72
Other assets (note 3)	**(1,796)**	(1,286)	**(17,417)**	(1,368)
	(6,971)	(18,238)	**(27,490)**	(33,656)
FINANCING ACTIVITIES				
Distributions	**-**	(16,533)	**-**	(16,533)
Dividends on exchangeable shares	**-**	(1,942)	**-**	(1,942)
Convertible debentures distributions	**(5,813)**	(5,813)	**(5,813)**	(5,813)
Net proceeds from bankers' acceptances	**-**	39,823	**-**	39,823
Net repayment of loan from affiliate	**-**	-	**(11,356)**	-
Net proceeds from mortgage	**-**	-	**39,778**	-
Mortgage payments	**(3,546)**	(1,750)	**(6,552)**	(3,508)
Decrease in bank loans	**(17,008)**	-	**(29)**	-
Other	**(33)**	(33)	**(66)**	(66)
	(26,400)	13,752	**15,962**	11,961
Translation adjustments affecting cash and cash equivalents	**(978)**	(356)	**305**	(616)
Increase (decrease) in cash and cash equivalents balance during the period	**(16,869)**	(2,545)	**5,956**	(31,476)
Cash and cash equivalents balance - beginning of period	**42,160**	17,293	**19,335**	46,224
Cash and cash equivalents balance - end of period	**$ 25,291**	$ 14,748	**$ 25,291**	$ 14,748
SUPPLEMENTAL DISCLOSURE				
Income taxes paid	**347**	846	**647**	1,842
Interest paid	**15,401**	17,368	**33,612**	27,295

Legacy Hotels Real Estate Investment Trust
Notes to Interim Consolidated Financial Statements
June 30, 2004 and 2003
(Stated in thousands of Canadian dollars except per unit amounts)
(Unaudited)

1. Legacy Hotels Real Estate Investment Trust ("Legacy") is an unincorporated closed-end real estate investment trust. Legacy holds a portfolio of 24 hotels of which 22 hotels are located in 14 Canadian cities throughout nine provinces and two hotels are located in the United States. All of Legacy's properties are managed by subsidiaries of Fairmont Hotels & Resorts Inc. ("FHR"), who own an approximate 35% interest in Legacy.

   Results for the three and six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year in contrast to fixed costs such as amortization and interest, which are not significantly impacted by seasonal or short-term variations.

2. These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2003 audited consolidated financial statements, except as discussed below:

   Amortization of long-lived assets
   Effective January 1, 2004, Legacy adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to GAAP and general standards of financial statement presentation. These standards lay out a framework for the application of GAAP and the fair presentation of financial standards in accordance with GAAP. As a result of these new recommendations, effective January 1, 2004, Legacy has begun amortizing its buildings on a straight-line basis over the remaining estimated useful economic life, as the sinking-fund method of amortization is no longer considered to be GAAP. Previously, buildings were amortized using the sinking fund method whereby the cost of the building was amortized over a maximum period of 40 years in a series of annual installments increasing at the rate of 5%, compounded annually. This change in accounting policy has been applied prospectively and has the effect of reducing net earnings for the three months and six months ended June 30, 2004 by approximately $5,000 and $11,000, r

   Unit-based compensation
   Effective January 1, 2004, Legacy adopted the revised recommendations of the CICA with respect to unit-based compensation using the fair value based method of accounting for all options, with a resulting compensation expense being charged to operations. This change in accounting policy has been applied retroactively and resulted in a charge to deficit of $281 and an increase to contributed surplus of $281.

3. Included in other assets is a US$10,100 deposit made under the terms of an existing mortgage.

4. At June 30, 2004, 89,360,094 units were outstanding (2003 - 89,360,094).

5. Net income (loss) per unit is based on net income (loss) available to unitholders divided by the weighted average number of units and exchangeable shares outstanding during the period, calculated as follows:

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
Net income (loss)	**$ 11,972**	$ 4,684	**$ (14,402)**	$ (16,704)
Part VI.1 tax, net of Part I tax deduction	**7**	-	**7**	16
Accretion of convertible debenture issuance costs	**(337)**	(337)	**(675)**	(675)
Distributions on convertible debentures	**(2,867)**	(2,899)	**(5,765)**	(5,765)
Net income (loss) and diluted net income (loss) available to unitholders	**$ 8,775**	$ 1,448	**$ (20,835)**	$ (23,128)
Weighted average number of units outstanding (thousands)	**89,360**	89,360	**89,360**	89,360
Weighted average number of exchangeable shares outstanding (thousands)	**14,700**	14,700	**14,700**	14,700
Basic weighted average number of units	**104,060**	104,060	**104,060**	104,060
Dilutive effect of unit options	**31**	3	**39**	11
Diluted weighted average number of units	**104,091**	104,063	**104,099**	104,071

   For the three and six months ended June 30, 2004, debentures convertible into 17,142,857 (2003 - 17,142,857) units and the associated net income (loss) impact were excluded from the computation of diluted net income (loss) per unit because their effect was not dilutive.

Assuming Legacy elected to recognize the cost of its unit-based compensation based on the estimated fair value of unit options granted on or after January 1, 2002 and prior to January 1, 2004, net income (loss) and basic and diluted net income (loss) per unit would have been:

	Three months ended June 30, 2003	Six months ended June 30, 2003
Reported net income (loss) available to unitholders	$ 1,448	$ (23,128)
Pro Forma net income (loss) assuming fair value method used	1,437	(23,151)
Pro Forma basic and diluted net income (loss) per unit assuming fair value	0.01	(0.22)

6. Changes in non-cash working capital

	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Increase in accounts receivable	$ (10,387)	$ (12,223)	$ (10,118)	$ (7,099)
Decrease (increase) in inventory	(97)	(91)	185	125
Increase in prepaid expenses	(11,495)	(7,673)	(15,819)	(12,091)
Increase in accounts payable and accrued liabilities	8,903	6,188	20,360	4,925
	$ (13,076)	$ (13,799)	$ (5,392)	$ (14,140)

7. At June 30, 2004, Legacy has a receivable from FHR of US$7,000 in connection with various management contracts with FHR, and reciprocal loan agreements with FHR for US$86,600. The reciprocal loans meet all the requirements for a right of setoff and, as such, are presented on a net basis in the financial statements.

   A subsidiary of FHR has a 25% participation amounting to US$10,719 in the first mortgage on The Fairmont Olympic Hotel, Seattle .

8. Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2004.